

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

Shou Donghua
Chief Financial Officer
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

> **Re: China Petroleum & Chemical Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated October 13, 2023**
> **File No. 001-15138**

Dear Shou Donghua:

We have reviewed your October 13, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 99

1. In your amended Form 20-F, please also revise this section to disclose the ownership of your principal subsidiaries by "Other Entities Controlled by PRC Governmental Entities," consistent with your response to comment 1. In this regard we note that Note 39 combines such entities with Other Entities not controlled by PRC governmental entities, disclosing all non-controlling interests in aggregate.

Please contact Christopher Dunham at 202-551-3783 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program